Exhibit 99.2

ASX ANNOUNCEMENT

29 November 2018

2018 Annual General Meeting

Melbourne, Australia; 29 November 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to release the attached slide show presentation which will be delivered by its Interim Chief Executive Officer, Dr Paul Kasian, at the Company’s 2018 Annual General Meeting to be held at approximately 10.30 am this morning at 60-66 Hanover Street, Fitzroy, Victoria, Australia.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA)
Chairman and Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com                                              ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

 GENETIC TECHNOLOGIES LIMITED DISEASE RISK ASSESSMENT ON A GLOBAL SCALE 1

Forward Looking Statements This presentation may containforward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. SecuritiesExchange Act of 1934 with respect to the financialcondition,resultsandbusinessachievements/performanceof Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”,“estimates”, “believes” orsimilarexpressions, as theyrelateto GeneticTechnologies Limited, nature, are intended toidentify forward-looking statements. By their forward-looking statementsinvolve risk and uncertainty because they reflectGeneticTechnologies’currentexpectationsandassumptionsas to future events and is no guarantee that circumstances that may not prove accurate. There the expected events, trends or results will actually occur.Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

By 2020, 50 percent of global health care expenditures will be spent on these diseases: Cancer Cardiovascular Respiratory Global healthcare spending is expected to reach $8.7 trillion by 2020. The number of diabetes sufferers globally is expected to rise from 415 Chronic disease accounts for 84% million to 642 million by 2040. of healthcare spending. Urbanization Sedentary lifestyles Changing diets Chronic disease is fueled by: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Life-Sciences-Health-Care/gx-lshc-hc-outlook-2018.pdf 3

Targeted screening reducesthe costof healthcare. Early detection reduces the need for expensive, late-stage care. Limited screening resources can be targeted to those at increased risk. 4

Our flagshiptest,BREVAGenplus®, predicts a woman’sriskof developing breast cancer. 5

Screening BREVAGenplus® allows providers to target limited resources to women who are most likely to Medication develop cancer. breast Lifestyle 6

Additional screening tests are in development.


4Q 2018
1Q 2019
2Q 2019
3Q 2019
4Q 2019
1Q 2020
Breast Cancer
Colon Cancer
Type 2 Diabetes
Cardiovascular
Prostate Cancer
Melanoma

7

Respected collaborators accelerate development. The University of Melbourne is Australia’s peak research university. Our collaboration with Professor John Hopper led to our NHMRC Grant. The National Health and Medical Research Council is Australia's peak funding body for medical research. 8 Ohio State University Ohio State University operates a clinical genetics service and is a leader in predictive genetic research for breast cancer. GTG is collaborating with Amanda Toland, Director of Clinical Genetics and a leader in the field of genetic risk for breast cancer. Together, we are exploring polygenic risk as a means to more informed decision-making for women with BRCA mutations.

• Comprehensive healthcare plan for 1.5 billion people • Disease prevention to control costs Healthy China 2030 • GTG genetic tests predict an individual’s risk of developing disease. • Healthcare resources directed to people most at risk. • Early intervention treatment. and less costly 9

10 • Part of the Hainan Free Trade Zone Initiative • Allows foreign companies to safely introduce IP and repatriate profits Through our partnership with Zishan Health, GTG has been invited to participate. HainanMedicalPilot Zone

11 • Part of the Hainan Free Trade Zone Initiative • Allows foreign companies to safely introduce IP and repatriate profits Through our partnership with Zishan Health, GTG has been invited to participate. HainanMedicalPilot Zone

Fast-track access to the Chinese FDA Connections into the Chinese healthcare sector Zishan Health Consultancy Track record of introducing non-Chinese companies into the Hainan Free Trade Zone In-country sales and marketing, both in Hainan and other provinces 12

Development of region-specific tests where data will be managed on the blockchain Advancing genomicson the blockchain Combining technology capabilities GTG core with blockchain Continuing to work with Blockchain Global to identify new opportunities 13

R&D to develop new tests Refreshed Board eCommerce Platform While these initiatives impacted our ability to generate short-term revenue, we eliminated the cost of an Global Expansion ineffective sales force, focused on R&D and initiated the partnerships that will secure our global future. 2018: Aligning Structure with Strategy 14

Thank You Paul Kasian Chairmanand CEO Email: paul.kasian@gtglabs.com Web: www.gtgcorporate.com 15